

September 27, 2010

Steven A. Ball
President and Chief Investment Officer
FundCore Institutional Income Trust Inc.
One World Financial Center
30th Floor
New York, NY 10281

> **Re: FundCore Institutional Income Trust Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed September 2, 2010**
> **File No. 333-167420**

Dear Mr. Ball:

We have reviewed Amendment No.2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated August 23, 2010. In response to our comment you provided supplemental materials. It is not clear how the supporting materials noted in A5 support your disclosure: "The life insurance companies, historically a significant source of commercial real estate mortgage capital continue to originate loans, but are doing so at lower leverage points and on a selective basis. We anticipate that the life insurance companies will increase their loan originations in 2010. However, the life insurance companies represent a relatively small share of the mortgage market." Additionally, the first sentence and the third sentence of this paragraph appear to be contradictory. Please revise your disclosure as appropriate and provide support for your disclosure. Clearly mark the specific language in the materials that supports your disclosure. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Alternatively, please remove this disclosure.

Prior Performance of the Advisor and Its Affiliates, page 83

2.   Please revise your disclosure to clarify that certain of the loans issued while Messrs. Ball, Davis and Mulligan were at Merrill Lynch have experienced delinquencies and losses.

Financial Statements and Notes

 Note 2 – Summary of Significant Accounting Policies

Organization and Offering Costs, page F-4

3.   Consistent with your response to comment 18, please revise your footnote disclosures to indicate that offering costs will be deferred and charged against the gross proceeds of the offering and organization expenses are expensed as incurred.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202)551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Phyllis Korff, Esq. (*via facsimile*)